UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE
OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Paladin Energy Ltd.

B.	(1)	This is [check one]:

	[X ]	an original filing for the Filer

	[ ]	an amended filing for the Filer

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) [ ]

C.	Identify the filing in conjunction with which this form is being filed:

	Name of registrant:	Paladin Energy Ltd.

	Form type:	Form CB

	File number (if known):	333-158453

	Filed by:	Paladin Energy Ltd.

	Date filed (if filed concurrently, so indicate)	April 27, 2017 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of Australia and has its principal place of business at:

Level 4
502 Hay Street
Subiaco, Western Australia 6008
Australia
Tel. +61 8 9423 8106

E.	The Filer designates and appoints Incorporating Services, Ltd (“Agent”) located at:
1100 H Street, NW, Suite 840
Washington, DC 20005
Tel: (202) 386-7575

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b)  any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on April 27, 2017 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.  The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Subiaco, Australia, this 27th day of April, 2017.

Filer: Paladin Energy Ltd.	By:	/s/ Ranko Matic
Name: Ranko Matic
Title: Group Company Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.

Incorporating Services, Ltd
As agent for Service of Process for Paladin Energy Ltd.

	By:	/s/ Deirdre Davis-Washington
Name: Deirdre Davis-Washington
Title: Vice President

Date: April 27, 2017